Marin Backyards

Profit and Loss
January - December 2022

	TOTAL
Income	
Discounts given	-91,296.87
Interest Income	37.00
Sales	128,549.97
Sales of Product Income	613,311.94
Shipping Income	-0.01
Total Income	**$650,602.03**
Cost of Goods Sold	
Cost of Goods Sold	300,894.86
Inventory Shrinkage	-2,280.00
Purchases	3,935.76
Shipping	51,101.57
Total Cost of Goods Sold	**$353,652.19**
GROSS PROFIT	**$296,949.84**
Expenses	
Advertising & Marketing	31,883.99
Auto Expense	
Auto Registration	1,064.67
Gas & Oil	11,462.07
Maintenance and Repairs	2,516.51
Total Auto Expense	**15,043.25**
Bank & Merchant Fees	1,204.96
Merchant Fees	8,566.26
QuickBooks Payments Fees	11,266.98
Total Bank & Merchant Fees	**21,038.20**
Bank Charges	446.23
Casual labor	3,424.72
Contractors	75,947.70
Donations	1,460.00
Equipment Rental	14,924.91
Ford Lease Payment	8,842.96
Insurance	9,729.74
Interest Paid	1,210.86
Job Supplies	10,882.92
Legal & Professional Services	
Accounting	5,792.50
Total Legal & Professional Services	**5,792.50**
Loan Fee	4,940.00
Meals & Entertainment	4,809.81
Office Supplies & Software	10,691.31
Parking & Tolls	2,935.80

Marin Backyards

Profit and Loss
January - December 2022

	TOTAL
Rent & Lease	56,603.50
Repairs & Maintenance	267.78
Taxes & Licenses	2,573.42
Telephone	1,906.04
Travel	8,361.02
Uncategorized Expense	3,446.46
Utilities	5,103.96
Total Expenses	**$302,267.08**
NET OPERATING INCOME	**$ -5,317.24**
Other Income	
Credit Card Rewards	281.18
Total Other Income	**$281.18**
Other Expenses	
Other Miscellaneous Expense	319.00
Total Other Expenses	**$319.00**
NET OTHER INCOME	**$ -37.82**
NET INCOME	**$ -5,355.06**

Marin Backyards

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Fundamentals Chk - 0408 (0408)	17,509.07
Cash on hand	5,825.29
Chase Checking	80,856.28
Paypal Bank	-264.22
QuickBooks Debit Card	30.63
Total Bank Accounts	**$103,957.05**
Accounts Receivable	
Accounts Receivable (A/R)	2,099.02
Total Accounts Receivable	**$2,099.02**
Other Current Assets	
Inventory Asset	54,031.39
Undeposited Funds	0.00
Total Other Current Assets	**$54,031.39**
Total Current Assets	**$160,087.46**
Fixed Assets	
Ford Transit Cargo Van	500.00
Total Fixed Assets	**$500.00**
Other Assets	
Security Deposit	6,275.00
Total Other Assets	**$6,275.00**
TOTAL ASSETS	**$166,862.46**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	15,609.92
Total Accounts Payable	**$15,609.92**
Credit Cards	
AMEX BUSINESS	25,366.04
Cap One Credit card (7692)	12,049.64
Total Credit Cards	**$37,415.68**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	12,937.67
Out Of Scope Agency Payable	0.00
Quickbooks Loan	0.00
Shopify Loan	27,024.27
Total Other Current Liabilities	**$39,961.94**

Marin Backyards

Balance Sheet

As of December 31, 2022

	TOTAL
Total Current Liabilities	**$92,987.54**
Total Liabilities	**$92,987.54**
Equity	
Opening Balance Equity	0.00
Owner's Investment	132,313.69
Owner's Pay & Personal Expenses	-67,992.93
Retained Earnings	14,909.22
Net Income	-5,355.06
Total Equity	**$73,874.92**
TOTAL LIABILITIES AND EQUITY	**$166,862.46**

Marin Backyards

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-5,355.06
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-1,974.61
Inventory Asset	-36,531.89
Accounts Payable (A/P)	15,609.92
AMEX BUSINESS	25,366.04
Cap One Credit card (7692)	5,519.76
California Department of Tax and Fee Administration Payable	9,817.24
Out Of Scope Agency Payable	0.00
Quickbooks Loan	-12,755.38
Shopify Loan	27,024.27
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**32,075.35**
Net cash provided by operating activities	**$26,720.29**
INVESTING ACTIVITIES	
Ford Transit Cargo Van	-500.00
Security Deposit	-2,275.00
Net cash provided by investing activities	**$ -2,775.00**
FINANCING ACTIVITIES	
Opening Balance Equity	0.00
Owner's Investment	132,313.69
Owner's Pay & Personal Expenses	-65,226.51
Net cash provided by financing activities	**$67,087.18**
NET CASH INCREASE FOR PERIOD	**$91,032.47**
Cash at beginning of period	12,924.58
CASH AT END OF PERIOD	**$103,957.05**